VIA EDGAR

July 7, 2010

Jeff Long
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.W.
Washington, DC  20549

Re:                  Old Mutual Funds I Annual Report for the Period Ended July 31, 2009
       Old Mutual Funds II Annual Report for the Period Ended March 31, 2009

Dear Mr. Long:

This letter is to follow up on our discussion related to your review of the Old Mutual Funds I (“OMF I”) Annual Report for the period ended July 31, 2009 (“OMF I Annual Report), and the Old Mutual Funds II (“OMF II”) Annual Report for the period ended March 31, 2009 (“OMF II Annual Report).  OMF I and OMF II are collectively referred to as the “Trusts”, each of the Trusts’ series portfolios are a “Fund” and the OMF I and OMF II Annual Reports are collectively referred to as the “Annual Reports”.  Listed below are the Trusts’ responses to the comments you provided on June 8, 2010 regarding the Annual Reports.  The comments you provided are in bold and the Trusts’ responses follow in plain text.

Comment Number	Comments and Responses

1.
Confirm that requirements of Section 19 of the Investment Company Act of 1940, as amended (“1940 Act”) and Rule 19a-1 were met with respect to return of capital noted in the Annual Reports for the Old Mutual Analytic Global, Heitman REIT & Dwight High Yield Funds.

Section 19(a) of the 1940 Act prohibits investment companies from paying dividends from any source other than accumulated undistributed net income, unless the payment is accompanied by a written statement to shareholders (“19a Notice”) disclosing the source of the payment.    Rule 19a-1(a) under the 1940 Act requires the 19a Notice to be on a separate piece of paper, and to clearly indicate what portion of the payment is from capital gains or paid in surplus or other capital source.

For each of the Old Mutual Analytic Global, Heitman REIT and Dwight High Yield Funds, there were not any distributions from capital gains or return of capital for book purposes at the time regular distributions were made to shareholders of the Old Mutual Funds in 2009 and, accordingly, 19a Notices were not sent to shareholders of those Funds.  All or a portion of the ordinary income distribution for each of these Funds was reclassified for financial reporting purposes during the preparation of the Annual Reports due to tax provision adjustments and shareholders were notified of the change in the Funds’ Annual Reports.

Specifically:

A. Old Mutual Funds II Dwight High Yield Fund - $13K was reclassified to return of capital in the tax footnote only at March 31, 2009 and was not considered material for reclassification in the financial statements.  Total dividends of $1.134M remained classified as ordinary income for book purposes within the OMF II Annual Report.  The cause of the book/tax difference resulted from interest written off for book purposes only on a defaulted bond held by the Dwight High Yield Fund.  Interest was not written off for tax purposes.

B. Old Mutual Funds II Heitman REIT Fund - $47K was reclassified to return of capital in the tax footnote only at March 31, 2009 and was not considered material for reclassification in the financial statements.  Total dividends of $1.431M remained classified as ordinary income for book purposes within the OMF II Annual Report.  The cause of the return of capital for tax purposes was due to REIT true-ups made in February 2009 when reporting was made by the REIT holdings for the 2008 calendar year.

C. Old Mutual Funds I Analytic Global Fund - $64K was reclassified to return of capital in the tax footnote and the financial statements included in the July 31, 2009 Annual Report.  The ordinary income distribution was made based on an excise requirement during December 2008 and was considered entirely ordinary income at that time.  A tax adjustment for the excise figures was made to the PFIC analysis that increased the amount of mark-to-market losses.  At fiscal year end, the Analytic Global Fund was in an overall net operating loss position and the tax adjustments identified at the time the 2008 excise tax returns were also adjusted appropriately in the July 31, 2009 tax provision, resulting in the return of capital for tax purposes.

2.

Explain the negative expenses in the OMF I July 31, 2009 Annual Report’s Statement of Operations.

A. Negative Custodian Fees for the Asset Allocation Funds

The OMF I Asset Allocation Growth Portfolio, Asset Allocation Moderate Growth Portfolio (“AA Moderate Growth Fund”), Asset Allocation Balanced Portfolio (“AA Balanced Fund”) and Asset Allocation Conservative Portfolio (collectively, the “AA Funds”) converted from a manager-of-managers structure to a fund-of-funds structure during the OMF I fiscal year ending July 31, 2009.  While operating under the manager-of-managers structure, the AA Funds held stocks, bonds, and other securities in segregated sleeves managed by multiple sub-advisers, resulting in a relatively large custody bill each month.  Once the conversion to the fund-of-funds structure was completed, the AA Funds held mutual funds instead of individual securities and custody expenses were significantly reduced.  By way of example, in the last full calendar year under the manager-of-managers structure, the AA Moderate Growth Fund averaged $17,000 in monthly custody fees.  In the first full calendar year of the fund-of-funds structure, that Fund averaged $13 in monthly custody fees.

Due to a change of custodian (US Bank to Bank of New York Mellon) that occurred simultaneously with the move to the fund-of-funds structure, as well as due to a delay in the receipt of custody invoices, more custody fees were accrued to the AA Funds than were ultimately required to be paid.   In order to correct this situation the expenses were reversed as reflected in the OMF I Annual Report.  Shareholders were not affected or disadvantaged because the AA Funds were operating at their contractual expense cap levels (after adviser reimbursement) during the time that the expenses were reversed and, therefore, there was no impact to the Fund’s net asset value.

B. Negative Other Expense for the Asset Allocation Balanced Fund

As discussed above, the AA Funds, including the AA Balanced Fund, converted from a manager-of-managers to a fund-of-funds structure during the OMF I fiscal year ended July 31, 2009.  While operating as a manager-of-managers, the AA Funds incurred substantial costs to price the individual securities held by the AA Funds.  The monthly pricing bills were from the AA Funds’ pricing vendors, notably FT Interactive.  Once the AA Funds moved to the fund-of-funds structure, the AA Funds held mutual funds instead of individual securities, resulting in the virtual elimination of pricing fees by the AA Funds.

The pricing fee accrual at the time of the AA Balanced Fund’s conversion to the fund-of-fund structure was not halted until two months after the conversion.  In order to correct this situation, the expenses were reversed as reflected in the OMF I Annual Report.  Shareholders were not affected or disadvantaged because the AA Balanced Fund was operating at its contractual expense cap levels (after adviser reimbursement) during the time that the expenses were reversed and, therefore, there was no impact to the Fund’s net asset value.

C. Negative Offering Costs for the International Bond Fund

The OMF I International Bond Fund (“International Bond Fund”) ultimately paid less in offering costs than was projected at the initial launch of the International Bond Fund.  In order to correctly reflect the amount of offering costs paid, the expense accruals for the International Bond Fund were reversed to return the final balance to zero as reflected in the negative expense figure in the OMF I Annual Report.  The International Bond Fund was liquidated in November 2009, less than two years after its launch.  During that period, the only shareholders in the International Bond Fund were the four AA Funds and 12 target date funds that were launched on another Old Mutual trust, Old Mutual Funds III, which has since been liquidated.  The International Bond Fund remained at its contractual expense cap levels (after adviser reimbursement) during the time period in question, and shareholders were not affected or disadvantaged.

3.
Explain the Old Mutual Funds website disclosure regarding expense ratios.

Previously, the following website disclosure was included at the bottom of the overview tab for each of the Old Mutual Funds:

Gross Expense Ratio is the fund’s total operation expense ratio from the fund’s most recent prospectus.  Net Expense Ratio reflects the reduction of expenses from fee waivers, reimbursements, and/or the exclusion of interest and fees.  Please consult the fund prospectus for specific fee information.
The above disclosure was added to the Old Mutual Funds website in June 2008 based on new requirements at the time requiring such disclosure.  The gross and net expense ratios presented agree to the fee table included within each Fund’s prospectus and the net ratio does not reflect the exclusion of any interest or fees.

On June 9th, 2010, the website disclosure was modified as follows:

Gross Expense Ratio is the fund’s total operation expense ratio from the fund’s most recent prospectus.  Net Expense Ratio reflects the reduction of expenses from fee waivers and/or expense reimbursements from the fund’s most recent prospectus.  , ~~reimbursements, and/or the exclusion of interest and fees.  Please consult the fund prospectus for specific fee information.~~

4.
Explain the presentation of settlement income from the PBA Fair Funds Settlement in the OMF II Annual Report for the period ended March 31, 2009.

Under the terms of the distribution plan related to the regulatory settlement of market timing in the PBHG Funds (predecessor funds to OMF II Funds), several OMF II Funds received settlement proceeds.  The Funds’ receipt of these settlement proceeds resulted from uncashed shareholder checks or de minimus distributions that were returned to the affected Funds.

The following disclosures were included in the OMF II Annual Report related to the OMF II Funds receipt of these settlement proceeds.

A. Performance and Portfolio Summary – the following disclosure was included under the average annual total return table:

Part of the Fund’s performance is due to amounts received from class action and/or regulatory settlements.  There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.
B. Statement of Operations – settlement income was presented as a separate line item within Investment Income.  In addition to stating the specific amount of settlement income by Fund, the following footnote disclosure was also included:

During the year ended March 31, 2009, the Fund received a one-time distribution of settlement funds from the Pilgrim, Baxter & Associates, Ltd. fair fund.
While no specific footnote was included within the financial highlights, the disclosure included within other sections of the OMF II Annual Report was considered sufficient to provide existing and prospective shareholders sufficient information as to the receipt of the settlement proceeds and the resulting impact to the affected OMF II Funds in the current year.

Old Mutual Funds and Old Mutual Capital, Inc., adviser to the Funds, acknowledge that:

1.   OMF I, as a registrant, is responsible for the adequacy and accuracy of the disclosure in its Annual Report for the period ended July 31, 2009;

2.   OMF II, as a registrant, is responsible for the adequacy and accuracy of the disclosure in its Annual Report for the period ended March 31, 2009;

3.           Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

4.           The Trusts may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be reached via e-mail at andra.ozols@oldmutualcapital.com or by telephone at 720/200-7725 if you have any questions or further comments about this matter.

Sincerely,

/s/ Andra C. Ozols

Andra C. Ozols
Vice President and Secretary of the Trusts and
Senior Vice President, Chief Administrative Officer and General Counsel
Old Mutual Capital

cc:           John Bartholdson, OMF I and II Audit Committee Chair
L. Kent Moore, OMF I and II Chairman of the Boards
Hugh Armstrong, PricewaterhouseCoopers
Matthew DiClemente, Stradley Ronon
Julian Sluyters, President of Old Mutual Capital